AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 14, 2004

                              Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-2
                             REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933

                                  AIRTRAX, INC.

             (Exact Name of Registrant as Specified in Its Charter)



            New Jersey                        22-3506376
(State or Other Jurisdiction of           (I.R.S. Employer
Incorporation or Organization)          Identification No.)

                          ----------------------


                               870B CENTRAL AVENUE
                           HAMMONTON, NEW JERSEY 08037
                                 (609) 567-3555
               (Address, Including Zip Code, and Telephone Number,
        Including Area Code, of Registrant's Principal Executive Offices)

                         PETER AMICO, PRESIDENT AND CEO
                               870B CENTRAL AVENUE
                           HAMMONTON, NEW JERSEY 08037
                                 (609) 567-3555


            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                                 WITH COPIES TO:
                            RICHARD A. FRIEDMAN, ESQ.
                             DARRIN M. OCASIO, ESQ.
                       SICHENZIA ROSS FRIEDMAN FERENCE LLP
                             1065 AVENUE OF AMERICAS
                            NEW YORK, NEW YORK 10018
                                 (212) 930-9700

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: FROM TIME TO TIME, AT THE DISCRETION OF THE SELLING SHAREHOLDERS AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. |X|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the

Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|

                                       CALCULATION OF REGISTRATION FEE
====================================================================================================================
                                                            PROPOSED            PROPOSED
 TITLE OF EACH CLASS OF SECURITIES TO    AMOUNT TO BE   MAXIMUM OFFERING   MAXIMUM AGGREGATE        AMOUNT OF
             BE REGISTERED               REGISTERED     PRICE PER UNIT(1)   OFFERING PRICE(1)    REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------
Common Stock, no par value              3,600,125(2)        $ 1.03          $3,708,128.75           $469.82
--------------------------------------------------------------------------------------------------------------------
Common Stock, no par value              3,160,063(3)        $ 1.03          $3,254,864.89           $412.39
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
TOTAL                                   6,760,188                                                   $882.21
====================================================================================================================

(1) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) and Rule 457(g) under the Securities Act of 1933, using the average of the high and low price as reported on the Over-The-Counter Bulletin Board on June 11, 2004.

(2) Represents shares of common stock.

(3) Includes shares of common stock underlying warrants.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED JUNE 14, 2004

PROSPECTUS

                                  Airtrax, Inc.

                        6,760,188 Shares of Common Stock

This prospectus relates to the resale by the selling stockholder of 6,760,188 shares of our common stock, including 3,160,063 shares are issuable upon the exercise of warrants. The selling stockholder may sell common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions.

We will pay the expenses of registering these shares. We will not receive any proceeds from the sale of shares of common stock in this offering. All of the net proceeds from the sale of our common stock will go to the selling stockholders.

Our common stock is registered under Section 12(g) of the Securities Exchange Act of 1934 and is listed on the Over-The-Counter Bulletin Board under the symbol "AITX." The last reported sales price per share of our common stock as reported by the Over-The-Counter Bulletin Board on June 11, 2004 was $1.03.

Investing in these securities involves significant risks. Investors should not buy these securities unless they can afford to lose their entire investment.

                     SEE "RISK FACTORS" BEGINNING ON PAGE _.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June , 2004.

The information in this prospectus is not complete and may be changed. This prospectus is included in the registration statement that was filed by Airtrax, Inc., with the Securities and Exchange Commission. The Selling Stockholder may not sell these securities until the registration statement becomes effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                TABLE OF CONTENTS


Where You Can Find More Information........................................  1

Forward-Looking Statements.................................................  2

Prospectus Summary.........................................................  3

Recent Developments........................................................  4

Risk Factors...............................................................  5

Use of Proceeds............................................................  8

Selling Stockholder........................................................  9

Plan of Distribution....................................................... 13

Description of Capital Stock............................................... 14

Legal Matters.............................................................. 14

Experts.................................................................... 14

                       WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any of these documents at the SEC's public reference rooms in Washington, D.C.. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC' s website at www.sec.gov.

The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be an important part of this prospectus. Any information that we incorporate by reference is automatically updated and superseded if information contained in this prospectus modifies or replaces that information. You must look at all of our SEC filings that we have incorporated by reference to determine if any of the statements in a document incorporated by reference have been modified or superseded.

We incorporate by reference the document listed below:

o Our quarterly report on Form 10-QSB for the period ending March 31, 2004;

o Our annual report on Form 10-KSB for the year ended December 31, 2003; and

o Our current reports on Form 8-K for the past fiscal year.

A copy of our above-mentioned reports are being delivered with this prospectus. You may request additional copies of these filings at no cost, by writing or telephoning us at the following address or phone number:

Airtrax, Inc.
870B Central Avenue
Hammonton, NJ 08037
Attention: President
(609) 567-7800

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

                           FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents incorporated by reference in this prospectus contain forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events.

In some cases, you can identify forward-looking statements by words such as "may," "should," "expect," "plan," "could," "anticipate," "intend," "believe," "estimate," "predict," "potential," "goal," or "continue" or similar terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

                               PROSPECTUS SUMMARY

Since 1995, substantially all of our resources and operations have directed towards the development of the omni-directional wheel and related components for forklift and other material handling applications. Many of the components, including the unique shaped wheels, motors, and frames, have been specially designed by us and specially manufactured. Four pilot models of the commercial omni-directional lift truck are currently operational.

We have commenced and are near completion of getting the parts together for our initial production run consisting of 10 units of our Sidewinder ATX-3000 Omni-Directional Lift Truck. Substantially all of the parts including frames, motors, controllers, and micro-processors have been ordered and received by us, and are partially assembled. The initial production run will be completed upon receipt of wheels and other components from suppliers which is expected in the third quarter of 2004. Unit assembly is undertaken by Crane and Machinery, Inc., (Schaeff Forklift) Bridgeview, Illinois under our specifications. UL and final ANSI testing is expected to be completed from 30 to 90 days from production completion. Following required testing, we expect to sell these units to select dealers in the United States. We have received orders for our initial run production run of 10 units.

We have incurred losses and experienced negative operating cash flow since our formation. For our fiscal years ended December 31, 2003 and 2002, we had a net loss of $(2,363,695) and $(640,616), respectively. We expect to continue to incur significant expenses. Our operating expenses have been and are expected to continue to outpace revenues and result in significant losses in the near term. We may never be able to reduce these losses, which will require us to seek additional debt or equity financing.

Our principal executive offices are located at 870B Central Avenue, Hammonton, NJ 08037 and our telephone number is (609) 567-7800. We are incorporated in the State of New Jersey.

                                  The Offering

Common stock offered by selling stockholder ............... Up to 6,760,188 shares and assuming
                                                            the full exercise of
                                                            the warrants.

Common stock to be outstanding after the offering.......... Up to 15,636,740 shares

Use of proceeds............................................ We will not receive any proceeds from
                                                            the sale of the
                                                            common stock.

Over-The-Counter Bulletin Board Symbol..................... AITX

The above information regarding common stock to be outstanding after the offering is based on 8,876,552 shares of common stock outstanding as of June 7, 2004.

                               RECENT DEVELOPMENTS

May 2004 Private Placement

Airtrax, Inc. ("AITX") and several accredited investors (collectively, the "Investors") entered into a Subscription Agreement whereby the Investors agreed to purchase an aggregate of 3,600,125 shares of common stock at a price of $0.80 per share for an aggregate purchase price of $2,855,100. In addition, the Investors received warrants, exercisable at $1.25 per share, to purchase 50% of the shares issued.

In connection with Subscription Agreement, AITX and the Investors also entered into a Registration Rights Agreement. AITX is obligated to file a registration statement covering the above-referenced common stock and shares underlying the warrants within 30 days of closing. .If the Registration Statement is not filed within the 30 day period, or declared effective within 105 days of the closing, AITX will pay a penalty of 1% of the offering proceeds for the first month and 2% of such amount per month thereafter in penalties until such default is cured, on a pro-rated daily basis.

The issuance of the shares and the warrants was exempt from registration requirements of the Securities Act of 1933 pursuant to Section 4(2) of such Securities Act and Regulation D promulgated thereunder based upon the representations of each of the Investors that it was an "accredited investor" (as defined under Rule 501 of Regulation D) and that it was purchasing such securities without a present view toward a distribution of the securities. In addition, there was no general advertisement conducted in connection with the sale of the securities.

                                  RISK FACTORS

If you purchase shares of our common stock, you will take on a financial risk. In deciding whether to invest, you should consider carefully the following factors, the information contained in this prospectus and the other information to which we have referred you. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

              RISKS RELATED TO OUR FINANCIAL CONDITION AND BUSINESS

WE MAY NEVER BECOME PROFITABLE AND CONTINUE AS A GOING CONCERN BECAUSE WE HAVE HAD LOSSES SINCE OUR INCEPTION.

We may never become profitable and continue as a going concern because we have incurred losses and experienced negative operating cash flow since our formation. For our fiscal years ended December 31, 2003 and 2002, we had a net loss of $(2,363,695) and $(640,616), respectively. We expect to continue to incur significant expenses. Our operating expenses have been and are expected to continue to outpace revenues and result in significant losses in the near term. We may never be able to reduce these losses, which will require us to seek additional debt or equity financing. If such financing is available you may experience significant additional dilution.

OUR BUSINESS OPERATIONS WILL BE HARMED IF WE ARE UNABLE TO OBTAIN ADDITIONAL FUNDING.

Our business operations will be harmed if we are unable to obtain additional funding. We believe that our available short-term assets and investment income will be sufficient to meet our operating expenses and capital expenditures through the end of fiscal year 2004. We do not know if additional financing will be available when needed, or if it is available, if it will be available on acceptable terms. Insufficient funds may prevent us from implementing our business strategy or may require us to delay, scale back or eliminate certain opportunities for the provision of our technology and products. In addition to our own need of working capital, we also will need working capital to fund the operations of Filco GmbH. Filco has informed us that its working capital needs are approximately $5,000,000 until it can achieve profitable operations, which includes approximately $1,300,000 required under the Filco agreement. During the first five months of 2004, we have loaned $900,000 to Filco. If we are unable to complete the terms of the Filco agreement and loan Filco the remaining amounts due thereunder, Filco may be unable to continue its operations and the repayment of amounts loaned to Filco by us may be jeopardized.

FINAL TESTING OF OUR PRODUCT COULD RESULT IN COMPONENT REFINEMENT OR REDESIGN, WHICH COULD DELAY THE COMMERCIAL INTRODUCTION OR CONTINUED SALE OF THE FORKLIFT.

We have developed pilot versions of our unique, omni-directional forklift. The commercial introduction of the product is subject, however, to additional testing and component refinement. Due to the unique performance attributes of the forklift, the forklift will undergo a series of unprecedented tests relating to these attributes. Although management has performed substantially all of these tests or is otherwise confident of the performance capabilities of the forklift, final testing has not been completed. In addition, our product must be sufficiently durable to withstand the day-to-day rigors of its anticipated work environment. As stated above, although we have conducted numerous tests, the product has not been subjected to the normal day-to-day usage typically required of forklifts. Therefore, it is conceivable that final testing, or durability issues after prolonged use, could result in component refinement or redesign, which could delay the commercial introduction or continued sale of the forklift.

THE PRICING POLICY FOR OUR FORKLIFTS MAY BE SUBJECT TO CHANGE, AND ACTUAL SALES OR OPERATING MARGINS MAY BE LESS THAN PROJECTED.

We are assessing present and projected component pricing in order to establish a pricing policy for the SIDEWINDER Lift Truck. We have not finalized our assessment as current prices for certain forklift components reflect special development charges which are expected to be reduced as order volume for such components increase and as manufacturing efficiencies improve. We intend to price our forklifts so as to maximize sales yet provide sufficient operating margins. Given the uniqueness of our product, we have not yet established final pricing sensitivity in the market. Consequently, the pricing policy for its forklifts may be subject to change, and actual sales or operating margins may be less than projected.

WE HAVE RECEIVED LIMITED INDICATIONS OF THE COMMERCIAL ACCEPTABILITY OF OUR OMNI-DIRECTIONAL FORKLIFT. ACCORDINGLY, WE CAN NOT PREDICT WHETHER OUR OMNI-DIRECTIONAL PRODUCTS CAN BE MARKETED AND SOLD IN A COMMERCIAL MANNER.

Our success will be dependent upon our ability to sell omni-directional products in quantities sufficient to yield profitable results. To date, we have received limited indications of the commercial acceptability of our omni-directional forklift. Accordingly, we can not predict whether the omni-directional product can be marketed and sold in a commercial manner.

                       RISKS RELATING TO OUR COMMON STOCK

THE MARKET PRICE OF OUR COMMON STOCK MAY DECLINE BECAUSE THERE ARE WARRANTS THAT MAY BE AVAILABLE FOR FUTURE SALE AND THE SALE OF THESE SHARES MAY DEPRESS THE MARKET PRICE.

The market price of our common stock may decline because there are a large number of warrants that may be available for future sale, and the sale of these shares may depress the market price. As of June 7, 2004, we had approximately 8,876,552 plus 3,600,125 (from this offering) shares of common stock issued and outstanding and 3,304,438 outstanding options and warrants to purchase up to 3,304,438 shares of common stock. All of the shares included in this prospectus may be sold without restriction. The sale of these shares may adversely affect the market price of our common stock.

OUR COMMON STOCK IS SUBJECT TO "PENNY STOCK" RULES.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

o that a broker or dealer approve a person's account for transactions in penny stocks; and
o the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

o obtain financial information and investment experience objectives of the person; and
o make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form:

o sets forth the basis on which the broker or dealer made the suitability determination; and
o that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

                                 USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock by the selling stockholder. All of the net proceeds from the sale of our common stock will go to the selling stockholder. We will receive the proceeds from the exercise of warrants entitling the selling stockholders to purchase 2,160,063 shares from us at an exercise price of $1.25 per share, 135,000 shares from us at an exercise price of $1.00 per share, and 865,000 shares from us at an exercise price of $2.50 per share. If all warrants held by the selling stockholders are exercised, we will receive - $4,982,578 in proceeds.

We anticipate that any proceeds from the exercise of warrants by the selling stockholders will be used for general corporate purposes, which may include but are not limited to working capital, capital expenditures, acquisitions and the repayment or refinancing of our indebtedness. Pending the application of any proceeds from the exercise of warrants, if any, by the selling stockholders, we expect to invest the proceeds in short-term, interest-bearing instruments or other investment-grade securities.

                              SELLING STOCKHOLDERS

     The table below sets forth information concerning the resale of the shares of common stock by the selling stockholders. We will not receive any proceeds from the resale of the common stock by the selling stockholders. We will receive proceeds from the exercise of the warrants. Assuming all the shares registered below are sold by the selling stockholders, none of the selling stockholders will continue to own any shares of our common stock.

     The following table also sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered.

                                              Shares Beneficially Owned                            Shares Beneficially Owned
                                                Prior to the Offering                                  After the Offering
                                           -------------------------------                     ----------------------------------

                                                                                             Total
                                                                                            Shares
       Name                                       Number (1)        Percent               Registered (1)    Number         Percent
---------------------------------          -------------------   --------------       ------------------  ------------  ------------
Lerner Enterprises                                 468,750             *                     468,750          0               0
Wilfred Shearer                                    375,000             *                     375,000          0               0
Richard Spencer                                    187,500             *                     187,500          0               0
Bais Yakov Moishe                                  187,500             *                     187,500          0               0
Michael Vanechanos                                 187,500             *                     187,500          0               0
Harry & Linda Whale                                187,500             *                     187,500          0               0
Herbert Strauss                                    181,500             *                     181,500          0               0
Sara Heiman                                        178,125             *                     178,125          0               0
Eliezer Rosenthal                                  159,375             *                     159,375          0               0
Professional Traders Fund                          150,000             *                     150,000          0               0
Frank Vero                                         112,500             *                     112,500          0               0
Mark Phelps                                         93,750             *                      93,750          0               0
Mitchell Quintner                                   93,750             *                      93,750          0               0
Danny Goode                                         93,750             *                      93,750          0               0
Kellog Capital                                      93,750             *                      93,750          0               0
Leon Goldenberg                                     93,750             *                      93,750          0               0
Douglas P. Cone, Jr                                 93,750             *                      93,750          0               0
Judith Glaser                                       93,750             *                      93,750          0               0
Ami Silberman & Karen                               93,750             *                      93,750          0               0
Century Development Corp                            93,750             *                      93,750          0               0
Noel Ischy                                          93,750             *                      93,750          0               0
Shalom Torah Center for Yisreal Kellner             75,000             *                      75,000          0               0
Wayne Miller                                        75,000             *                      75,000          0               0
Van Wyck Window Fashion                             75,000             *                      75,000          0               0
Judy Rosenthal                                      75,000             *                      75,000          0               0
Anthony Costanzo                                    69,375             *                      69,375          0               0
Ateres Mechoel, Inc.                                65,625             *                      65,625          0               0
Daniel Barbara                                      60,000             *                      60,000          0               0
Anne Oldham                                         56,250             *                      56,250          0               0

                                       9

James & Maureen Mcmullen                            56,250             *                      56,250          0               0
Dr. Dushan Kosovich                                 56,250             *                      56,250          0               0
James Schultz                                       46,875             *                      46,875          0               0
Stuart Margolis                                     46,875             *                      46,875          0               0
Raymond Labella                                     46,875             *                      46,875          0               0
David Rubenstein                                    46,875             *                      46,875          0               0
Murry Weitman                                       46,875             *                      46,875          0               0
Edward Jaffe                                        46,875             *                      46,875          0               0
Salvatore Amato                                     46,875             *                      46,875          0               0
rachel Mendelowitz                                  46,875             *                      46,875          0               0
Sal Marsella                                        46,875             *                      46,875          0               0
Richard Weir                                        46,875             *                      46,875          0               0
Jerome Miller                                       46,875             *                      46,875          0               0
Fedele Volpe                                        46,875             *                      46,875          0               0
James Blumenthal                                    46,875             *                      46,875          0               0
James Woodworth                                     46,875             *                      46,875          0               0
John Pearson                                        46,875             *                      46,875          0               0
Bella Jacobs                                        46,875             *                      46,875          0               0
Shmyer Breuer                                       46,875             *                      46,875          0               0
Jacob Gold                                          46,875             *                      46,875          0               0
Lloyd Cox                                           46,875             *                      46,875          0               0
Tighe Taylor                                        46,875             *                      46,875          0               0
Abraham Muller                                      46,875             *                      46,875          0               0
James Moore Def benefit pl                          46,875             *                      46,875          0               0
William Kurinsky (2)                                48,437             *                      48,437          0               0
Benjamin Bekhore                                    46,875             *                      46,875          0               0
Maria Marsella                                      46,875             *                      46,875          0               0
Salvatore & Carlo Amato                             46,875             *                      46,875          0               0
More Int'l Investments, Inc.                        46,875             *                      46,875          0               0
Evangelos Xistris                                   40,875             *                      40,875          0               0
Jay & Marsha Bloom                                  23,438             *                      23,438          0               0
Edward Pikus                                        23,438             *                      23,438          0               0
Nuala O'Halloran                                    23,438             *                      23,438          0               0
Israel David Zajac                                  46,875             *                      46,875                          0
First Montauk Securities Corp.                     458,438             *                     458,438          0               0
George Scritchfield (3)                             35,000             *                      35,000          0               0
Wahl, William, Sr.(4)                              100,000             *                     100,000          0               0
Raymond James & Assoc. Inc Custodian,
Thompson, William (4)                              100,000             *                     100,000          0               0
Entrust Admin Services, Inc. FBO
Thompson, John IRA 1106030101(4)                    80,000             *                      80,000          0               0
Thompson, John(4)                                   70,000             *                      70,000          0               0

                                       10

Hiliard Lyons Custodian Guzzetti Andrew
IRA(4)                                              50,000             *                      50,000          0               0
Paine, Nicholas c/o Cayman Management
Ltd.(4)                                             35,000             *                      35,000          0               0
Shaver,William M(4)                                 35,000             *                      35,000          0               0
Canuso, Gerald L(4)                                 35,000             *                      35,000          0               0
Moorehouse, Thomas R.(4)                            35,000             *                      35,000          0               0
Bloom, Jay and Marsha(4)                            35,000             *                      35,000          0               0
Paine, Nicholas(4)                                  35,000             *                      35,000          0               0
Van Note, Stephen(4)                                35,000             *                      35,000          0               0
Prudential Securities C/F, Millet-IRA,
Julien(4)                                           35,000             *                      35,000          0               0
Dunning, John D., CrossFire Ventures(4)             20,000             *                      20,000          0               0
Seidel, Jerome Jr.(4)                               20,000             *                      20,000          0               0
Pober, Lionel(4)                                    17,500             *                      17,500          0               0
Wagner Jr., Alvin(4)                                17,500             *                      17,500          0               0
Pober, Lionel(4)                                    17,500             *                      17,500          0               0
Wagner Jr., Alvin(4)                                17,500             *                      17,500          0               0
Mandel, Mathew(4)                                   10,000             *                      10,000          0               0
Siegel, Dean M.(4)                                  10,000             *                      10,000          0               0
Indictor, Gregg(4)                                  10,000             *                      10,000          0               0
Lustig, S. Jeffrey(4)                               10,000             *                      10,000          0               0
Schiller, Robert B(4)                               10,000             *                      10,000          0               0
Entrust Admin Services, Inc. FBO, Steven
Bolden IRA #1114030102(4)                           10,000             *                      10,000          0               0
Seidel, Jerome Jr.(4)                                5,000             *                       5,000          0               0
John Jr. and Mary Ferrino(4)                        10,000             *                      10,000          0               0
------------------------------------------------------------------------------------------------------------------------------------

     The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholders has sole or shared voting power or investment power and also any shares which the selling stockholders has the right to acquire within 60 days. The actual number of shares of common stock issuable upon the conversion of the convertible preferred stock is subject to adjustment depending on, among other factors, the future market price of the common stock, and could be materially less or more than the number estimated in the table.

     (1) With the exception of First Montauk Securities Corp., the number of shares owned and being registered is comprised of 66.67% of shares of common stock and 33.33% of shares of common stock underlying warrants exercisable at $1.25. First Montauk Securities Corp. owns (i) 358,438 warrants exercisable at $1.25 per share; and (ii) 100,000 warrants exercisable at $1.00 per share.

     (2) Includes (i) 31,2350 shares of common stock; and (ii) 17,187 shares of common stock underlying warrants.
     (3) Represents 35,000 shares of common stock underlying warrants exercisable at $1.00 per share.
     (4) Represents shares of common stock underlying warrants exercisable at $2.50 per share.

                              PLAN OF DISTRIBUTION

Each Selling Stockholder (the "Selling Stockholders") of the common stock ("Common Stock") of Airtrax, Inc., a New Jersey corporation (the "Company") and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on the American Stock Exchange or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling shares:

o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

o an exchange distribution in accordance with the rules of the applicable exchange;

o privately negotiated transactions;

o settlement of short sales;

o broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

o a combination of any such methods of sale;

o through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

o any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each Selling Stockholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

In connection with the sale of our common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the Common Stock.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each Selling Stockholder has advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Stockholders without registration and without regard to any volume limitations by reason of Rule
144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

                   DESCRIPTION OF SECURITIES TO BE REGISTERED

Our authorized capital stock consists of 20,000,000 shares of Common Stock without par value.

The following is a description of the material terms of our common stock.

COMMON STOCK

The holders of the issued and outstanding shares of common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of any funds lawfully available therefore. The Board of Directors intends to retain future earnings to finance the development and expansion of our business and does not expect to declare any dividends in the foreseeable future. The holders of the common stock have the right, in the event of liquidation, to receive pro rata all assets remaining after payment of debts and expenses. The common stock does not have any preemptive rights and does not have cumulative voting rights. The issued and outstanding shares of common stock are fully paid and nonassessable.

Holders of shares of common stock are entitled to vote at all meetings of such shareholders for the election of directors and for other purposes. Such holders have one vote for each share of common stock held by them.

TRANSFER AGENT
Signature Stock Transfer has been appointed the transfer agent of our common stock and preferred stock.

                                  LEGAL MATTERS

The validity of the issuance of the shares being offered hereby will be passed upon for us by Sichenzia Ross Friedman Ference LLP, New York, New York.

                                     EXPERTS

The financial statements as of December 31, 2003 and for the years ended December 31, 2003 and 2002 incorporated in this prospectus, to the extent and for the periods indicated in their reports, have been audited by Robert G. Jeffrey, Certified Public Accountant and are included herein in reliance upon the authority of this firm as experts in accounting and auditing.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTIONS.

       SEC registration fee..................................... $   881.89
       Legal fees and expenses.................................. $35,881.90
       Total.................................................... $36,900.00

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under the New Jersey Business Corporations Act ("NJBCA"), any corporation in the State of New Jersey has the power to indemnify a corporate agent, including an officer and director, against his expenses and liabilities in connection with any proceeding involving the corporate agent if; (a) such corporate agent acted in good faith and in manner reasonably believed to be in the best interests of the corporation, and (b) with respect to any criminal proceeding, such corporate agent had no reasonable cause to believe his conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction or plea of nolo contendre or its equivalent, shall not itself create a presumption that such corporate agent did not meet the applicable standards of conduct.

     The Company's By-Laws indemnifies any person who was, is, or is threatened to be made a party to a proceeding (as defined below) by reason of the fact that he or she (i) is or was a director or officer of the Corporation or (ii) while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, venturer, member, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, limited liability company, sole proprietorship, trust, employee benefit plan or other enterprise, to the fullest extent permitted under the NJBCA, as the same exists or may hereafter be amended. Such right shall be a contract right and as such shall run to the benefit of any director or officer who is elected and accepts the position of director or officer of the Corporation or elects to continue to serve as a director or officer of the Corporation while the provision is in effect. Any repeal or amendment of this provision shall be prospective only and shall not limit the rights of any such director or officer or the obligations of the Corporation in respect of any claim arising from or related to the services of such director or officer in any of the foregoing capacities prior to any such repeal or amendment to the provision. Such right shall include the right to be paid by the Corporation expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition to the maximum extent permitted under the NJBCA, as the same exists or may hereafter be amended. If a claim for indemnification or advancement of expenses hereunder is not paid in full by the Corporation within 60 days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and if successful in whole or in part, the claimant shall also be entitled to be paid the expenses of prosecuting such claim. It shall be a defense to any such action that such indemnification or advancement of costs of defense are not permitted under the NJBCA, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) to have made its determination prior to the commencement of such action that indemnification of, or advancement of costs of defense to, the claimant is permissible in the circumstances nor an actual determination by the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) that such indemnification or advancement is not permissible shall be a defense to the action or create a presumption that such indemnification or advancement is not permissible. In the event of the death of any person having a right of indemnification, such right shall inure to the benefit of his or her heirs, executors, administrators, and personal representatives. The rights conferred shall not be exclusive of any other right that any person may have or hereafter acquire under any statute, bylaw, resolution of stockholders or directors, agreement, or otherwise. The Corporation may additionally indemnify any employee or agent of the Corporation to the fullest extent permitted by law. As used herein, the term "proceeding" means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative, any appeal in such an action, suit, or proceeding, and any inquiry or investigation that could lead to such an action, suit, or proceeding.

     The Company's Bylaws also permit the Company to purchase and maintain insurance on behalf of any Director, Officer, Agent or employee whether or not the Company would have the power to indemnify such person against the liability insured against.

ITEM 16. EXHIBITS.

The exhibits filed as part of this Registration Statement are as follows:

                              EXHIBIT DESCRIPTION
NUMBER
--------------------------------------------------------------------------------

      5.1   Opinion of Counsel

     23.1   Consent of Accountants

ITEM 17. UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes on volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement,

2. That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

5. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14-a or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulations S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Airtrax, Inc., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Hammonton, State of New Jersey on the 14th day of June 2004.

                                  AIRTRAX, INC.

                                  Name: /s/ Peter Amico
                                        ----------------
                                            Peter Amico
                                  Title: President, Chief Executive Officer and
                                         Acting Chief Financial Officer


                                POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Peter Amico his or her true and lawful attorney in fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post effective amendments) to the Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-2 has been signed below by the following persons in the capacities and on the dates indicated:




         SIGNATURE                        TITLE                    DATE
----------------------------  -----------------------------  -------------------

By: /s/ Peter Amico                President, Chief
   -----------------------     Executive Officer, Acting       June 14, 2004
        Peter Amico             Chief Financial Officer
                                     and Director


By: /s/ D. Barney Harris
   -----------------------
        D. Barney Harris                Director               June 14, 2004


By: /s/ James Hudson
   -----------------------
       James Hudson                     Director               June 14, 2004

By: /s/ Frank Basile
   -----------------------
        Frank Basile                    Director               June 14, 2004


By: /s/ William Hungerville
   -----------------------
        William Hungerville             Director               June 14, 2004